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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

COLLEGIATE PACIFIC INC.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
194589206
(CUSIP Number)
Carlson Capital, L.P.
2100 McKinney Avenue
Suite 1600
Dallas, TX 75201
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
June 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	194589206	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Carlson Capital, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-273-3266

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):*
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):*

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,467,488

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,467,488

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,467,488

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):*

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	194589206	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Asgard Investment Corp

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-249-4315

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):*
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):*

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,467,488

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,467,488

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,467,488

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):*

	CO

CUSIP No.	194589206	Page	4	of	13

1	NAMES OF REPORTING PERSONS: Clint D. Carlson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):*
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):*

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		1,467,488

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,467,488

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,467,488

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):*

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	194589206	Page	5	of	13

1	NAMES OF REPORTING PERSONS: Double Black Diamond Offshore LDC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):*
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):*

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		1,327,310

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,327,310

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,327,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):*

	CO
* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
     This Schedule 13D (the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share, (“Common Stock”) of Collegiate Pacific Inc., a Delaware corporation (the “Issuer”), 13950 Semlac, Suite 200, Dallas, TX 75234 is being filed with the Securities and Exchange Commission (the “Commission”).
     This Schedule 13D is filed on behalf of Double Black Diamond Offshore LDC, a Cayman exempted company, Carlson Capital, L.P., a Delaware limited partnership, the investment manager to Double Black Diamond Offshore LDC, Asgard Investment Corp., a Delaware corporation, the general partner to Carlson Capital, L.P. and Mr. Clint D. Carlson, the president of Asgard Investment Corp. (collectively, the “Reporting Persons”).
Item 1. Security and Issuer

Securities acquired: shares of common stock, par value $0.01 per share.

Issuer:	Collegiate Pacific Inc.
13950 Semlac
Suite 200
Dallas, TX 75234
Item 2. Identity and Background
     This statement is filed by: (i) Double Black Diamond Offshore LDC, a Cayman exempted company, (ii) Carlson Capital, L.P., a Delaware limited partnership, the investment manager to Double Black Diamond Offshore LDC and Black Diamond Offshore Ltd. (iii) Asgard Investment Corp., a Delaware corporation, the general partner to Carlson Capital, L.P. and (iv) Mr. Clint D. Carlson, the president of Asgard Investment Corp. Mr. Carlson is the Chief Executive Officer of Carlson Capital L.P., the President of Asgard Investment Corp. and Director of Double Black Diamond Offshore LDC and Black Diamond Offshore Ltd. In addition to Mr. Carlson, the only other executive officer of Asgard Investment Corp. is Nancy Carlson, Secretary and Treasurer.
     The business address of the Reporting Persons is 2100 McKinney Avenue, Suite 1600, Dallas, TX 75201.
     None of the Reporting Persons have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

6 of 13

Item 3. Source and Amount of Funds or Other Consideration
     The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is approximately $13,574,264. Currently, 1,327,310 shares of Common Stock are held by Double Black Diamond Offshore LDC and 140,178 shares of Common Stock are held by Black Diamond Offshore Ltd.
Item 4. Purpose of the Transaction
     The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. The Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons may seek representation on the board of directors of the Issuer and/or may work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value. The Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) As of the date hereof, Double Black Diamond Offshore LDC owns 1,327,310 shares of Common Stock of the Issuer which represents 13.0% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,327,310 shares beneficially owned by Double Black Diamond Offshore LDC as of the date hereof by (ii) 10,233,560 shares of Common Stock outstanding as of May 11, 2007 as reported in a Quarterly Report filed by the Issuer with the Commission on May 15, 2007.
     As of the date hereof, Carlson Capital, L.P. owns 1,467,488 shares of Common Stock of the Issuer which represents 14.3% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,467,488 shares beneficially owned by Carlson Capital, L.P. as of the date hereof (which such number was calculated by adding (x) the 1,327,310 shares of Common Stock of the Issuer beneficially owned by Double Black Diamond Offshore LDC and (y) the 140,178 shares of Common Stock of the Issuer beneficially owned by Black Diamond Offshore Ltd.) by (ii) 10,233,560 shares of Common Stock outstanding as of May 11, 2007 as reported in a Quarterly Report filed by the Issuer with the Commission on May 15, 2007.

7 of 13

     As of the date hereof, Asgard Investment Corp. owns 1,467,488 shares of Common Stock of the Issuer which represents 14.3% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,467,488 shares beneficially owned by Asgard Investment Corp. as of the date hereof (which such number was calculated by adding (x) the 1,327,310 shares of Common Stock of the Issuer beneficially owned by Double Black Diamond Offshore LDC and (y) the 140,178 shares of Common Stock of the Issuer beneficially owned by Black Diamond Offshore Ltd.) by (ii) 10,233,560 shares of Common Stock outstanding as of May 11, 2007 as reported in a Quarterly Report filed by the Issuer with the Commission on May 15, 2007.
     As of the date hereof, Clint D. Carlson owns 1,467,488 shares of Common Stock of the Issuer which represents 14.3% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,467,488 shares beneficially owned by Clint D. Carlson as of the date hereof (which such number was calculated by adding (x) the 1,327,310 shares of Common Stock of the Issuer beneficially owned by Double Black Diamond Offshore LDC and (y) the 140,178 shares of Common Stock of the Issuer beneficially owned by Black Diamond Offshore Ltd.) by (ii) 10,233,560 shares of Common Stock outstanding as of May 11, 2007 as reported in a Quarterly Report filed by the Issuer with the Commission on May 15, 2007.
     The filing of this statement on Schedule 13D shall not be construed as an admission that Carlson Capital, L.P., Asgard Investment Corp. or Clint D. Carlson are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by Double Black Diamond Offshore LDC and Black Diamond Offshore Ltd. Pursuant to Rule 13d-4, Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson disclaim all such beneficial ownership.
     (b) Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson, for the account of each of Double Black Diamond Offshore LDC and Black Diamond Offshore Ltd., have the power to vote and dispose of the aggregate 1,467,488 shares of Common Stock held by Double Black Diamond Offshore LDC and Black Diamond Offshore Ltd. Double Black Diamond Offshore LDC has the power to vote and/or dispose of the 1,327,310 shares of Common Stock it holds.
     (c) The transactions in the Issuer’s securities by Reporting Persons in the last sixty days are listed as Annex A attached hereto and made a part hereof.

8 of 13

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Persons acquired their shares of Common Stock pursuant to a purchase agreement with Michael J. Blumenfeld, a copy of which is attached hereto as Exhibit 2.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Double Black Diamond Offshore LDC, Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson.

Exhibit 2	Purchase Agreement

9 of 13

ANNEX A

	Transaction		Quantity	Price per
Account	Date	Buy/Sell	(shares)	Share ($)

Black Diamond Offshore Ltd.	June 14, 2007	Buy	140,178	9.25
Double Black Diamond Offshore LDC	June 14, 2007	Buy	1,327,310	9.25

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: JUNE 25, 2007	DOUBLE BLACK DIAMOND OFFSHORE LDC

	By:	Carlson Capital, L.P., its investment manager

	By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson

	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

	By:	Asgard Investment Corp., its general partner

		By:	/s/ Clint D. Carlson

		Name:	Clint D. Carlson
		Title:	President

ASGARD INVESTMENT CORP.

	By:	/s/ Clint D. Carlson

	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson

Clint D. Carlson